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FOIA CONFIDENTIAL TREATMENT REQUEST CONFIDENTIAL TREATMENT REQUESTED BY HEWLETT-PACKARD COMPANY

VIA FACSIMILE AND OVERNIGHT MAIL October 9, 2012 Ms. Cecilia Blye Office of Global Security Risk U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

	Re:	Hewlett-Packard Company Form 10-K for the Fiscal Year Ended October 31, 2011 Filed December 14, 2011 File No. 001-04423

David K. Ritenour Vice President and Associate General Counsel Tel +1 650 857 3059 Fax +1 650 857 4837 david.ritenour@hp.com
Dear Ms. Blye:

This letter supplements our October 9, 2012 response (the “Response Letter”) to your letter dated September 6, 2012 with regard to the above-referenced filing made by Hewlett-Packard Company (“HP”).

            Pursuant to 17 C.F.R. §200.83, we are requesting confidential treatment for this letter. We request that this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information. In the event that the Staff receives a request for access to this letter, whether pursuant to the Freedom of Information Act or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such information to the undersigned with a copy to General Counsel, Hewlett-Packard Company, 3000 Hanover Street, MS 1050, Palo Alto, California 94304.

            Comment 1 of your letter cited news reports alleging that HP equipment was sold by Area SpA (“Area”) into Syria.  As noted in the Response Letter, HP has confirmed that Area was required under the terms of its contract with HP to comply with all applicable export laws and was specifically prohibited from selling HP’s products into embargoed or sanctioned countries.  HP has also determined that Area did not procure the HP products believed to have been sold into Syria from HP but instead procured those products from an HP partner that was not informed of the ultimate destination for those products.

FOIA CONFIDENTIAL TREATMENT REQUEST CONFIDENTIAL TREATMENT REQUESTED BY HEWLETT-PACKARD COMPANY

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Comment 2 of your letter sought information about whether HP had received any communications from the U.S. Department of Commerce relating to ZTE Corporation and/or Beijing 8-Star International Company and, if so, the current status of any resultant proceedings.  As noted in the Response Letter, HP has been contacted by the Bureau of Industry and Security of the U.S. Department of Commerce (the “BIS”) relating to ZTE Corporation and Beijing 8-Star International Company and has had several discussions with, and provided documents to, the BIS.

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Please contact me at (650) 857-3059 if you have any questions about this letter.

Very truly yours,

/s/ David K. Ritenour
David K. Ritenour

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